As filed with the Securities and Exchange Commission on October 12, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Québec

(Name of Registrant)

Name and address of authorized agent in the United States:

Martine Hébert

Délégation générale du Québec

One Rockefeller Plaza — 26th Floor

New York, New York 10020-2102

Copies to:

Alain Bélanger	Catherine M. Clarkin
Ministère des Finances du Québec	Sullivan & Cromwell LLP
390 boulevard Charest Est	125 Broad St.
Québec, Québec, G1K 3H4, Canada	New York, New York 10004-2498

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The Debt Securities and/or Warrants being registered herein are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Debt Securities and Warrants	U.S.$9,164,310,592.34	100%	U.S.$9,164,310,592.34	U.S.$1,352,652.24

(1)

Or, if any Debt Securities or Warrants are offered at a discount or denominated in a currency other than United States dollars, such different amount as may be necessary such that the aggregate offering price of the Debt Securities and Warrants registered hereunder, together with the aggregate offering price of Debt Securities and Warrants previously registered and sold as described below, will not exceed U.S.$11,500,000,000.

(2)	Estimated solely for the purpose of determining the registration fee.
(3)

The Prospectus included in this Registration Statement also relates to U.S.$2,335,689,407.66 aggregate principal amount of unsold securities registered by Registration Statement No. 333-220240, in respect of which the Registrant paid a registration fee of U.S.$270,706.40.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with U.S.$2,335,689,407.66 of Debt Securities and/or Warrants registered under Registration Statement No. 333-220240 which remain unsold, which together with the Debt Securities and/or Warrants listed above total U.S.$11,500,000,000. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-220240 and such Post-Effective Amendment No. 1 shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933

and the Prospectus

Schedule B Item	Headings in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	*/***
4.	Debt Record
5.	*
6.	**/***
7.	Authorized Agent
8.	**
9.	**
10.	**
11.	*/**
12.	Validity of the Securities
13.	***
14.	***

*	Information included or to be included in Québec’s Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.
**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.
***	Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 12, 2023

PROSPECTUS

U.S.$11,500,000,000

Debt Securities

Warrants

This prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities or warrants unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2023.

Please note that in this prospectus, references to “we”, “our” and “us” refer to Québec.

About this Prospectus

This prospectus is part of a registration statement that Québec has filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of debt securities (the “Debt Securities”) and warrants (the “Warrants”) described in this prospectus in one or more offerings up to a total dollar amount of U.S.$11,500,000,000. This prospectus provides you with a general description of the Debt Securities and Warrants we may offer. Each time we sell Debt Securities or Warrants under this shelf process, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information”.

Where You Can Find More Information

We file annual reports, amendments to annual reports and other information with the SEC. These reports include financial information about us and may be accompanied with exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement or incorporated such document by reference, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy any document we file with the SEC at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC’s website at http://www.sec.gov.

You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from us at the address listed below.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below:

•	our Annual Report on Form 18-K for the year ended March 31, 2023, filed with the SEC on May 15, 2023 and the exhibits thereto;

•	our Reports on Form 18-K/A filed on May 30, 2023, July 5, 2023, September 8, 2023 and October 3, 2023.

We also incorporate by reference all our future annual reports and amendments to annual reports, and any other information we file with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the Securities. Each time we file a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents. All of these documents incorporated by reference are filed with the SEC under File No. 002-86339.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following address:

•	Québec

Ministère des Finances

Service de la documentation financière et de la conformité

Direction générale des marchés des capitaux et de la trésorerie

390, boulevard Charest Est, 7e étage

Québec, Québec

Canada G1K 3H4

Tel.: (418) 643-8141

Fax: (418) 528-0984

We are responsible for the information incorporated by reference or contained in this prospectus, any supplement to this prospectus, and any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different or additional information, and we take no responsibility for any other information that others may give you. We are not making an offer of these Securities in any state where the offer is not permitted by the law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Forward-Looking Statements

This prospectus, any prospectus supplement and documents incorporated by reference into this prospectus and any prospectus supplement contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

Québec

The information set forth below is not complete and is qualified by the more detailed information contained in Québec’s Annual Report on Form 18-K for the fiscal year ended March 31, 2023, as amended from time to time, and the other documents incorporated by reference in this prospectus.

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.8 million, representing 22.2% of the population of Canada, as of January 2023). The population of Québec increased on average by 0.9% per year since 2018. Over the same period, the population of Canada increased on average by 1.3% per year.

Québec has a modern, developed economy. In 2022, the service sector contributed 73.9%, the manufacturing industry 12.6%, the construction industry 6.7%, the utilities industry 3.3% and the primary sector 3.7% to real GDP in chained 2012 dollars. Québec’s real GDP represented 19.4% of Canada’s real GDP in 2022. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, wood products, paper products and plastics and rubber products. Québec also has significant hydroelectric resources, generating 33.7% of the electricity produced in Canada in 2022.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Use of Proceeds

Unless otherwise specified in the prospectus supplement applicable to the Securities you are purchasing, which we refer to as the “prospectus supplement”, we will:

•	add the net proceeds we receive from the sale of the Securities to the Consolidated Revenue Fund of Québec to be used for general purposes; or

•	partially or entirely credit such proceeds to the Financing Fund of Québec to be used for loans to public institutions or governmental enterprises and agencies.

Description of the Securities

We may at various times offer Debt Securities and, jointly or separately, Warrants to purchase Debt Securities (collectively, the “Securities”) in distinct series. This section summarizes the material terms of the Securities which are common to all series. It does not, however, describe every aspect of the Securities.

If the terms described in this section or in the prospectus supplement differ from the terms described in the Securities (the form of which will be filed with the SEC), you should rely on the terms described in the Securities.

Debt Securities

The Debt Securities will be issued pursuant to a fiscal agency agreement to be entered into between us and a bank or trust company to be specified in the prospectus supplement, acting as fiscal agent, transfer agent, registrar and principal paying agent (in all such capacities, the “Fiscal Agent”).

The Debt Securities, when issued, will constitute our valid, binding, unsecured and unconditional obligations. We pledge our full faith and credit for the payment and performance of the Debt Securities. The Debt Securities will rank equally among themselves and with all other debt securities issued by us and outstanding at the date of the issue of the Debt Securities or in the future. They will be payable as to principal, premium, if any, and interest in lawful money of the United States of America or in any other currency or currencies specified in the prospectus supplement. Debt Securities will be payable in the City of New York at the offices of the Fiscal Agent, or in any other place specified in the prospectus supplement.

Information Specified in the Prospectus Supplement

The prospectus supplement will specify the following terms:

•	the terms of the Debt Securities, including, where applicable:

•	the designation

•	the aggregate principal amount

•	the maturity date

•	the rate or rates of any interest

•	any interest payment dates and the record dates for payment of principal and interest

•	the currency or currencies of denomination and payment

•	any index, price or formula to be used for determining the amount of any payment of principal, premium, if any, or interest

•	the denominations

•	any terms relating to the holding and transfer of Debt Securities

•	any terms for redemption, exchange, repurchase or sinking funds

•	the names of and principal amounts to be purchased by any underwriters

•	the purchase price

•	any underwriting discounts and commissions

•	any other terms of the plan of distribution.

Form, Exchange and Transfer

Unless otherwise specified in the prospectus supplement, the Debt Securities will be in fully registered form only in denominations of U.S.$5,000 and in multiples of U.S.$1,000 in excess thereof.

You may exchange your Debt Securities for other authorized denominations of the same series of equal aggregate principal amount. You may transfer and exchange your Debt Securities, free of charge, subject to any restrictions set forth below. Unless otherwise specified in the prospectus supplement, the Fiscal Agent will keep a register for the registration and transfer of Debt Securities.

Sinking Funds

If the prospectus supplement so indicates, we will agree, so long as any Debt Securities of a particular series are outstanding, to set aside, as a sinking fund for those Debt Securities on the dates set forth in the prospectus supplement, the Canadian dollar equivalent of the percentage of the principal amount of those Debt Securities indicated in the prospectus supplement. The funds so set aside will be invested in those Debt Securities, in direct or guaranteed obligations of Québec or in direct obligations of the Government of Canada, bonds of any municipality or school corporation in Québec or of institutions which are fully subsidized by the Gouvernement du Québec or in other securities as may be determined by the Ministère des Finances.

The Debt Securities offered by this prospectus may include outstanding Debt Securities that are being resold by us or by government enterprises and agencies of Québec.

Redemption

The prospectus supplement will indicate if the Debt Securities may be redeemed prior to their stated maturity.

Original Issue Discount Securities

Debt Securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. We will describe in any prospectus supplement relating to original issue discount securities any special Canadian or U.S. Federal income tax and other considerations applicable to those Debt Securities.

Governing Law

Unless otherwise indicated in the prospectus supplement, the Debt Securities will be governed by the laws of Québec and the laws of Canada applicable therein. We will irrevocably consent to the fullest extent permitted by law to the giving of any relief (including, without limitation, the making, enforcement or execution against any property of any order or judgment) made or given in connection with any proceedings arising out of, or in connection with, the fiscal agency agreement and the Debt Securities. Information regarding jurisdiction of courts is set forth under “Jurisdiction and Enforceability” in this prospectus.

Place of Delivery

Unless otherwise indicated in the prospectus supplement, the Debt Securities will be delivered in the City of New York.

Modifications

Unless otherwise indicated in the prospectus supplement, the fiscal agency agreement and the Debt Securities may be amended by us and the Fiscal Agent without notice to or the consent of the holder of any Debt Security if the amendment:

•	cures an ambiguity;

•	cures, corrects or supplements any defective provisions contained in the fiscal agency agreement or in the Debt Securities;

•	effects the issue of further Debt Securities as described below under “Further Issues”; or

•

is considered by us and the Fiscal Agent, acting on the advice of independent counsel, necessary or desirable and not inconsistent with the fiscal agency agreement or the Debt Securities, and will not, in our reasonable opinion and that of the Fiscal Agent (with the Fiscal Agent receiving, if it so requests, an opinion of counsel satisfactory to it), adversely affect the interests of the holders of Debt Securities.

However, no modification to any Debt Security may, without the consent of the holder of that Debt Security:

•	change the stated maturity or interest payment dates of that Debt Security;

•	reduce the principal amount of or the rate of interest on that Debt Security;

•	change the currency of payment of that Debt Security;

•	impair the right to institute legal proceedings for the enforcement of any payment on that Debt Security;

•	reduce the percentage of holders of Debt Securities necessary to modify or amend the fiscal agency agreement or the terms and conditions of that Debt Security;

•	reduce the percentage of votes required for the taking of action or the quorum required at any meeting of holders of Debt Securities; or

•	reduce the percentage of outstanding Debt Securities necessary to waive any future compliance or past default.

Notices

All notices to the holders will be valid (i) in the case of certificated Debt Securities, if sent by first class mail (or equivalent) or (if posted to an overseas address) by airmail, or if delivered, to each holder (or the first named of joint holders) at each such holder’s address as it appears in the register held by the Fiscal Agent; (ii) in the case of Debt Securities represented by a Global Security, if delivered to DTC for communication by it to the persons shown in its records as having interests therein and (iii) in either case, if and so long as the Debt Securities are admitted to trading on, and listed on any stock exchange or are admitted to trading by another relevant authority, if in accordance with the rules and regulations of the relevant stock exchange or other relevant authority. Any such notice shall be deemed to have been given on the date of such delivery or, in the case of mailing, on the fourth weekday following such mailing.

Further Issues

We may from time to time without the consent of the holders of the Debt Securities of any given series create and issue further debt securities having the same terms and conditions as the outstanding Debt Securities of such series (or in all respects except for the payment of interest accruing prior to the issue date of such further Debt Securities or except for the first payment of interest thereon), and such further debt securities shall be consolidated and form a single series with the outstanding Debt Securities of such series. Any further debt securities forming a single series with the outstanding Debt Securities of such series shall be issued with the benefit of, and subject to, an agreement supplemental to, the fiscal agency agreement.

Book-Entry System

The prospectus supplement that relates to the Debt Securities you purchase will specify whether those Debt Securities will be represented by one or more fully registered global securities (each, a “Global Security”). Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) or any other depositary or depositaries identified in the prospectus supplement. These depositaries may include CDS Clearing and Depository Services Inc. (“CDS”), Euroclear S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream, Luxembourg”). A Global Security will be registered in the name of the relevant depositary or its nominee.

Except as described below, a Global Security may be transferred, in whole or in part, only to the relevant depositary or its nominee. Upon the issuance of a Global Security, we expect that the relevant depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by that Global Security to the accounts of institutions that have accounts with the depositary (“Participants”). The accounts to be credited will be designated by the underwriters, dealers or agents, or by us, in the case of Debt Securities that we sell directly. Ownership of beneficial interests in that Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in that Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the relevant depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Owners of beneficial interests in a Global Security may incur fees for the maintenance and operation of the book-entry system where that Global Security is held with DTC. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a Global Security.

Any payment of principal, premium or interest due on the Debt Securities on any interest payment date or at maturity will be made available by us to the Fiscal Agent, as principal paying agent, or any other paying agent identified in the prospectus supplement, on that date. The paying agent will make those payments to the relevant depositary in accordance with existing arrangements between the paying agent and that depositary. We expect that the depositary, upon receipt of any payment of principal, premium or interest, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depositary. We also expect that payments by Participants to owners of beneficial interests in the Global Security held through those Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those Participants. Neither we nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

So long as a depositary (or its nominee) is the registered owner of a Global Security, that depositary (or nominee) will be considered the sole owner and holder of the Debt Securities represented by that Global Security for all purposes of the Debt Securities. Except as provided below, or as may be specified in the prospectus supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by that Global Security registered in their names, will not be entitled to receive physical delivery of certificated Debt Securities in definitive form upon exchange or otherwise and will not be considered the owners or holders of any Debt Securities represented by a Global Security. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the relevant depositary and, if that person is not a Participant, on the procedures of the Participant through which that person holds its interest, to exercise any rights of a holder of Debt Securities. We understand that, under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action the relevant depositary (or nominee) as the holder of that Global Security is entitled to take, the depositary would authorize the Participants to take that action, and the Participants would authorize beneficial owners owning through those Participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Except as otherwise set forth in the prospectus supplement, a Global Security may not be transferred except as a whole by the relevant depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or any other nominee of the depositary, or by the depositary or the nominee to another depositary or its nominee or to a successor of the depositary or a nominee of the successor. Debt Securities represented by a Global Security are exchangeable for certificated debt securities of like tenor and of an equal aggregate principal amount in denominations of U.S.$5,000 (or other minimum denomination specified in the prospectus supplement) and in multiples of U.S.$1,000 in excess thereof, only if:

•

the relevant depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security, or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and we do not appoint a successor depositary within 90 days after receiving that notice or becoming aware that the depositary is no longer so registered;

•	in our discretion at any time, we determine not to have the Debt Securities represented by a Global Security;

•

upon request by any owner of a beneficial interest in a Global Security after an event of default entitling the holder of the Global Security to accelerate the maturity of the related Debt Securities has occurred and is continuing; or

•	in other events as may be specified in the prospectus supplement.

Any Debt Security that is exchangeable pursuant to the preceding sentence is to be exchanged for certificated debt securities registered in the names that the relevant depositary shall direct. Certificated debt securities may be presented for registration of transfer or exchange at the office of the Fiscal Agent in the City of New York or any other place specified in the prospectus supplement, and principal, premium, if any, and interest will be payable at that office of the paying agent, provided that interest may be paid by check mailed to the registered holders of the Debt Securities to their addresses appearing in the security register.

Transfers of beneficial interests in a Global Security

Unless otherwise indicated in the prospectus supplement, transfers of beneficial interests in a Global Security between participants within CDS, Euroclear and Clearstream, Luxembourg, and between CDS, Euroclear and Clearstream, Luxembourg participants, will be effected in accordance with procedures established for this purpose from time to time by CDS, Euroclear and Clearstream, Luxembourg. Such beneficial interests may be transferred between DTC participants in accordance with procedures established for this purpose from time to time by DTC.

Clearing and Settlement

Unless otherwise specified in the prospectus supplement, the clearing and settlement of Securities will be as set forth below.

Although DTC, CDS, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below in order to facilitate transfers of Securities among participants of DTC, CDS, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the Fiscal Agent will have any responsibility for the performance by DTC, CDS, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC, CDS, Euroclear and Clearstream, Luxembourg have advised us as follows:

DTC. DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of securities transactions, like transfers and pledges, among its Participants in those securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC’s Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other types of organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. DTC agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The rules applicable to DTC and its Participants are on file with the SEC.

If depositaries other than DTC are appointed, additional information with respect to those depositaries will be set forth in the prospectus supplement.

CDS. CDS Clearing and Depository Services Inc. (“CDS”) is Canada’s national securities depositary, clearing and settlement hub supporting Canada’s equity, fixed income and money markets. services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies, and may include the underwriters. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in bonds in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

CDS is wholly-owned by The Canadian Depository for Securities Limited, a private corporation wholly owned by TMX Group Limited. CDS is the exclusive clearing house for equity trading on the Toronto stock exchange and also clears a substantial volume of “over-the-counter” trading in equities and bonds.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Distributions with respect to Securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with its rules and procedures to the extent received by the U.S. depositary for Euroclear.

Clearstream, Luxembourg. Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream, Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides Clearstream, Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

Distributions with respect to Securities held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. depositary for Clearstream, Luxembourg.

Settlement and Transfers

Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic United States dollar market will be followed for primary market purchasers which are participants in DTC, and Securities will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to book-based Canadian domestic bonds will be followed for primary market purchasers which are CDS participants, and Securities will be credited to their securities accounts on the settlement date against payment for value on the settlement date. Settlement procedures applicable to conventional eurobonds in registered form will be followed for primary market purchasers which are Euroclear Participants or Clearstream, Luxembourg Participants, and Securities will be credited to their securities accounts on the business day following the settlement date against payment for value on the settlement date.

Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between CDS Participants will occur in the ordinary way in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through CDS Participants, Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if a transaction meets its settlement requirements, deliver instructions to DTC directly or through its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. CDS Participants, Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to DTC or the respective U.S. depositaries of Euroclear or Clearstream, Luxembourg.

Because of time zone differences, credits of Securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Securities settled during such processing will be reported to the relevant Clearstream, Luxembourg Participants or Euroclear Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Securities by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Cross-market transfers between CDS Participants, Euroclear Participants, and Clearstream, Luxembourg Participants will be effected in DTC. When Securities are to be transferred from the account of a CDS Participant to the account of a Euroclear Participant or Clearstream, Luxembourg Participant, the CDS Participant will transmit instructions to CDS on the settlement date. The Euroclear Participant or Clearstream, Luxembourg Participant will transmit instructions to Euroclear or Clearstream, Luxembourg at least one business day before the settlement date. One business day before the settlement date, Clearstream, Luxembourg, and on the settlement date Euroclear, will transmit trade instructions to its respective U.S. depositary. The beneficial interest in the Securities of any series and payments for such beneficial interests will be transferred in DTC by CDS and the respective U.S. depositaries for Euroclear and Clearstream, Luxembourg.

Canadian Taxes on Debt Securities

In the opinion of our counsel, Miller Thomson LLP, and of Norton Rose Fulbright Canada LLP, Canadian counsel for the underwriters or agents, if any, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Debt Securities acquired pursuant to this Prospectus who, for the purposes of the Income Tax Act (Canada) (the “Act”), and at all relevant times: (i) is not and is not deemed to be a resident of Canada; (ii) does not use or hold and is not deemed to use or to hold the Debt Securities in the course of carrying on a business in Canada; and (iii) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

This summary is based upon the provisions of the Act in force on the date hereof and the regulations thereunder (the “Regulations”), proposed amendments to the Act and the Regulations in the form publicly announced prior to the date hereof by the Minister of Finance for Canada and the current administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that all such proposed amendments will be enacted in their present form and does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax considerations. No assurances can be given that changes in law or administrative practices or future court decisions will not affect the tax treatment of a Non-Resident Holder.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Prospective Non-Resident Holders are advised to consult their own tax advisers with respect to their particular circumstances.

Interest on a Debt Security paid or credited or deemed to be paid or credited by Québec (including amounts on account or in lieu of payment of, or in satisfaction of, interest) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax, unless all or any portion of such interest (other than any such interest that is payable on a “prescribed obligation” described below) is: (i) contingent or dependent on the use of or production from property in Canada, or (ii) is computed by reference to (a) revenue, profit, cash flow, commodity price or any other similar criterion (the “Criteria”), or (b) dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. A “prescribed obligation” for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money and no amount payable in respect of which is: (i) contingent or dependent upon the use of, or production from, property in Canada, or (ii) computed by reference to: (a) any of the Criteria, other than a change in the purchasing power of money, or (b) dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. The applicability of the foregoing exception to a particular series of Debt Securities may be dealt with, as necessary, in the prospectus supplement relating to such Debt Securities.

Generally, there are no other taxes on income (including capital gains) payable in respect of a Debt Security or interest or premium thereon by a Non-Resident Holder.

Warrants

We may issue, together with any Debt Securities offered by a prospectus supplement or separately, Warrants for the purchase of other Debt Securities. The Warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of Warrants. That prospectus supplement will set forth:

•	the terms of the Debt Securities purchasable upon exercise of the Warrants;

•	the principal amount of Debt Securities purchasable upon exercise of one Warrant, the exercise price and the procedures for, and conditions to, exercise for purchasing those Debt Securities;

•	the dates on which the right to exercise the Warrants will commence and expire;

•	the date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable; and

•	whether the Warrants represented by Warrant certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered.

Unless otherwise indicated in the prospectus supplement, the Warrants will be governed by the laws of Québec and the laws of Canada applicable therein. Unless otherwise indicated in the prospectus supplement, the Warrants will be delivered in the City of New York.

Any tax considerations applicable to Warrants will be disclosed in the prospectus supplement.

Jurisdiction and Enforceability

We will appoint the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102, as our authorized agent upon whom process may be served in any action based on the Securities which may be instituted in any State or Federal court in the City of New York by the holder of any Security, and will expressly waive any immunity to service of process regarding any action to which the Delegate General of Québec might otherwise be entitled. This appointment will be irrevocable until all amounts in respect of the Securities have been paid, except that, if for any reason the designated agent ceases to be able to act as the authorized agent or no longer has an address in the City of New York, we will appoint another person or persons in the City of New York as our authorized agent. We will expressly accept the non-exclusive jurisdiction of any State or Federal Court in the City of New York or any competent Court in Québec in any action based upon the Securities instituted in any such Court and will irrevocably waive, to the fullest extent permitted by applicable law, any immunity from the jurisdiction of any such Court to which we might otherwise be entitled.

We may be sued in the courts of Québec, and no applicable law requires the consent of any public official or authority for proceedings to be brought or judgment to be obtained against us arising out of or relating to obligations under the Securities. In addition, no immunity from legal proceedings is available to us in any action in those courts, irrespective of whether a party to the action or the holder of Securities is or is not resident within Québec or is or is not a citizen of Canada.

Although any judgment obtained in an action brought in the courts of Québec against us may not be enforced by execution, applicable statutes provide that whenever we are condemned by a judgment that has become definitive to pay a sum of money, the Ministre des Finances, after having received a certified copy of the judgment, shall pay the amount due out of the money at his or her disposal for that purpose or, failing that, out of the Consolidated Revenue Fund of Québec.

In enforcing a foreign judgment in foreign currency, a Québec court will convert into Canadian currency at the rate of exchange prevailing on the date the foreign judgment became enforceable at the place where it was rendered. There is no currency indemnity in the terms and conditions of the Securities to make an investor whole for any difference in the exchange rate between the date the foreign judgment became enforceable where it was made and the date of its enforcement by a Québec court.

Plan of Distribution

We may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	prices related to prevailing market prices; or

•	negotiated prices.

The distribution may be effected in the United States and/or in any one or more other jurisdictions where permitted by law, as specified in the prospectus supplement.

In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify these underwriters or agents, and will describe the compensation received from us.

Under agreements which we may enter into, dealers and agents who participate in the distribution of Securities may be entitled, and we have agreed that underwriters, if any, will be entitled, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

Debt Record

We have never defaulted on the payment of principal of or interest on any of our obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payments.

Authorized Agent

Our authorized agent in the United States is the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102.

Validity of the Securities

Miller Thomson LLP, Montréal, Québec, will pass upon the validity of the Securities and all other matters of Canadian and Québec law and procedure on our behalf. The validity of the Securities and all other matters of Canadian and Québec law and procedure will be passed upon for the underwriters or agents, if any, by Norton Rose Fulbright Canada LLP, Montréal, Québec. The validity of the Securities will be passed upon as to matters of New York law for the underwriters or agents, if any, by Sullivan & Cromwell LLP, New York, New York, who will rely as to all matters of Canadian and Québec law on the opinions of the aforementioned two firms.

Miller Thomson LLP, Norton Rose Fulbright Canada LLP and Sullivan & Cromwell LLP have, from time to time, rendered legal services to us not connected with the offering of the Securities.

Official Statements

The information set forth or incorporated by reference herein, except for the information appearing under “Plan of Distribution”, was supplied by the Ministre des Finances du Québec, in its official capacity, duly authorized therefor.

PART II

1.

The amount or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or borne by or for the account of the Issuer in connection with the sale of the securities to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

An itemized statement showing such expenses in connection with the sale of a particular issue of Securities will be provided in an amendment to Québec’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

2.

Agreement of the Issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances or other acts of Government under which the issue of such securities has been authorized.

Québec hereby agrees to furnish copies of the opinions and consent of its counsel, Miller Thomson LLP in an amendment to Québec’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

3.	Substitution of security.

All of the funded and floating debt of the Registrant is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

To include any material information with respect to the Plan of Distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is incorporated by reference in this Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(l), (4) or (5) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)

That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report on Form 18-K or of amendments thereto under the Securities Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

That, for the purposes of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness;

provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

(1)	The facing sheet;

(2)	The cross-reference sheet;

(3)	Part I consisting of the Basic Prospectus;

(4)	Part II consisting of pages II-1 through II-6;

(5)	The following Exhibits:

	(1.1)	Form of Underwriting Agreement.

	(4.1)	Form of Fiscal Agency Agreement.

	(4.3)	Form of Global Debt Security.

	(5.1)	Opinion of Miller Thomson LLP, Québec and Canadian Counsel to Québec.*

	(23.1)	Consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec.

	(23.2)	Consent of Norton Rose Fulbright Canada LLP.

	(99.1)	List of Names and Addresses of Underwriters.*

	(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.*

*

To be filed with an amendment to Québec’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement or prospectus supplement relating to a particular issue of Securities or Warrants.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrant.

QUÉBEC

By:	/s/ Alain Bélanger
Name: Alain Bélanger
Title: Assistant Deputy Minister

October 12, 2023

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrant’s authorized agent in the United States.

By:	/s/ Martine Hébert
Name: Martine Hébert
Title: Delegate General of Québec in New York

October 12, 2023

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.

4.1	Form of Fiscal Agency Agreement.

4.3	Form of Debt Security.

5.1	Opinion of Miller Thomson LLP, Québec and Canadian Counsel to Québec.*

23.1	Consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec.

23.2	Consent of Norton Rose Fulbright Canada LLP.

99.1	List of Names and Addresses of Underwriters.*

99.2	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.*

*

To be filed with an amendment to Québec’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement or prospectus supplement relating to a particular issue of Securities or Warrants.